

Mail Stop 3561

September 8, 2008

Mr. Wang Xiao Peng, Chief Executive Officer
China Culture Resort Holdings, Inc.
No. 60 Xian Road, C/O QMIS CAPITAL
Room 1819 Mingyong Building
Dalian, Shekekou District FA 116021
China

Re: China Culture Resort Holdings, Inc.
(Formerly Amalgamated Acquisition Corp.)
Item 4.01 Form 8-K
Filed September 3, 2008
File No. 000-52260

Dear Mr. Wang Xiao Peng:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. We note that you engaged ArunKumar R. CPA ("ArunKumar") to serve as your principal auditor on August 8, 2008. The audit firm ArunKumar is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's

knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_4297. We may be unable to accept a report issued by ArunKumar until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, ArunKumar should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of ArunKumar plans to complete this process.

2. Please note that you are required to obtain, and file within 10 days or two business days of its receipt an Exhibit 16 letter from your former independent accountant, Chang G. Park CPA, stating whether the accountant agrees or disagrees with the statements made in the Form 8-K filing. Refer to Item 304(a)(3) of Regulation S-K.

Closing Comment

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688, if you have any questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief